CHURCHILL CAPITAL CORP. XII

640 Fifth Avenue, 14th Floor

New York, NY 10019

April 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pam Howell

Re:	Churchill Capital Corp XII

Registration Statement on Form S-1

Filed April 2, 2026

File No. 333-294851

Dear Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Churchill Capital Corp XII hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Monday, April 27, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP